

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Michael Goldberg
Liquidation Trustee
Woodbridge Liquidation Trust
201 N.Brand Blvd Suite M
Glendale, CA. 91203

> **Re: Woodbridge Liquidation Trust**
> **Form 10-K for the year ended June 30, 2023**
> **Filed on September 28, 2023**
> **File No. 000-56115**

Dear Michael Goldberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction